SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2003

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
Public Company

PRESS RELEASE

Impacts of the Bill of Law for changing the ICMS regulations in the State of Rio de Janeiro

(Rio de Janeiro, June 11, 2003) – PETRÓLEO BRASILEIRO S.A. – PETROBRAS, [BOVESPA: PETR3/PETR4, NYSE: PBR/PBRA, LATIBEX: XPBR/XPBRA], Brazil’s biggest oil & gas, petrochemicals and energy company announces that Bill 407/03, altering ICMS regulations and approved by the Rio de Janeiro State Legislature, if sanctioned, will create an additional cost to Petrobras of approximately R$ 5.4 billion annually due to the collection of ICMS at the point of origin and destination of an event responsible for generating such a tax. Consequently, the Company foresees the following negative impacts:

  Important projects such as the construction of the Campos Basin platforms, including P-54, about to be bided, will have to be reassessed, thereby compromising increased production targets and consequently, the prospects for achieving self-sufficiency in 2006.

  Further job creation will be placed on hold (the construction of the P-51 and P-52 platforms alone, for example, will generate five thousand new jobs) while future increases in royalties, government participations, taxes and charges payable to the state of Rio and the municipalities located in producing areas, will be prejudiced.

  There could be an initial increase in tax revenue once the Law is enacted. However, this increase is likely to be short lived in the light of postponement of projects for the development of oil and gas production.

Petrobras wishes to make clear that it is not within its jurisdiction to question the manner in which tax revenue is collected and that it will comply, as it always has, with the decisions taken by the Legislature. However, the Company believes the bill to be unconstitutional and will be taking the necessary legal action to protect its interests.

The Company’s expectation is that this measure will be reexamined in the light of the negative impacts for the oil industry and that alternatives will be found which will satisfy the Rio de Janeiro state administration’s requirements.

Rio de Janeiro, June 11, 2003.
PETRÓLEO BRASILEIRO S.A. – PETROBRAS

José Sergio Gabrielli de Azevedo
CFO and Investor Relations Director

http://www.petrobras.com.br/ri/ingles

Contacts:
Petróleo Brasileiro S.A - PETROBRAS
Investor Relations Department
Luciana Bastos de Freitas Rachid - Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 - Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "expect", "forecast", "intend", "plan", "project", "seek", "should", along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 12, 2003

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.